CONSENT OF CURTIS J. FREEMAN

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The technical report dated April 16, 2002 titled “Summary Report for the Rock Creek Gold Prospect, Seward Peninsula, Alaska” prepared by Avalon Development Corporation (the “Rock Creek Report”), and the qualifying certificate I executed in connection with the Rock Creek Report dated April 16, 2002;

  The technical report dated April 15, 2002 titled “Summary Report for the Nome Gold and Gravel Project, Seward Peninsula, Alaska” prepared by Avalon Development Corporation (the “Nome Gold Report”), and the qualifying certificate I executed in connection with the Nome Gold Report dated April 15, 2002;

  The technical report dated April 1, 2002 titled “Summary Report for the Shotgun Gold Project, Kuskokwim Mineral Belt, Alaska” prepared by Avalon Development Corporation (the “Shotgun Gold Report”), and the qualifying certificate I executed in connection with the Shotgun Gold Report;

  The final prospectus of the Company dated September 25, 2003, which incorporates by reference the Rock Creek Report, the Nome Gold Report and the Shotgun Gold Report; and

  The revised annual information form of the Company dated July 22, 2003 and the annual information form of the Company dated April 17, 2002, which include reference to my name in connection with information relating to the Rock Creek Project, the Nome Gold and Gravel Project and the Shotgun Gold Project.

 October 10, 2003, at Fairbanks, Alaska

/s/ Curtis J. Freeman
Curtis J. Freeman